Exhibit (b)(1)

DEUTSCHE BANK AG NEW YORK BRANCH 60 Wall Street New York, New York 10005	DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York, New York 10005	BEAR STEARNS CORPORATE LENDING INC. 383 Madison Avenue New York, New York 10179	BEAR, STEARNS & CO. INC. 383 Madison Avenue New York, New York 10179

December 18, 2006

Building Materials Corporation of America
1361 Alps Road
Wayne, New Jersey 07470

Attention: John Maitner

Re: Acquisition Financing—Senior Secured Financing Commitment Letter

Ladies and Gentlemen:

        You have informed Deutsche Bank AG New York Branch ("DBNY"), Deutsche Bank Securities Inc. ("DBSI" and, together with DBNY, "DB"), Bear, Stearns & Co. Inc. ("Bear Stearns") and Bear Stearns Corporate Lending Inc. ("BSCL" and together with DB and Bear Stearns, collectively, the "Committing Parties") that Building Materials Corporation of America ("you" or the "Company") intends to (i) acquire, directly or indirectly through one or more of its subsidiaries, ElkCorp ("Elk" and such acquisition being the "Acquisition"), and (ii) concurrently with the consummation of the Acquisition, refinance substantially all of your existing indebtedness (excluding the 7.75% Notes due 2014 (the "2014 Notes"), which will be equally and ratably secured with the Term Loan Facility (as defined below), and the existing indebtedness of Elk (collectively, the "Refinancing"). We understand that you desire to establish a senior secured credit facility in an aggregate principal amount of $1,550 million (the "Senior Secured Financing") the proceeds of which will be used (x) for the purchase price to be paid to effect the Acquisition, (y) to effect the Refinancing and (z) to pay fees and expenses payable in connection with the Transaction (as defined below). We further understand that Elk shall be acquired free of indebtedness and preferred stock, with such exceptions (if any) for any existing indebtedness as agreed to by the Lead Arrangers (as defined below).

        The sources of funds needed to effect the Acquisition and the Refinancing, to pay all fees and expenses incurred in connection with the Transaction and to provide for the working capital needs and general corporate requirements of you and your subsidiaries after giving effect to the Acquisition shall be provided solely through (i) a bridge financing or by the issuance by you (either pursuant to private placement or underwritten public sale) of senior secured notes (the "Senior Secured Notes") which shall generate $275 million* of gross cash proceeds (calculated before underwriting fees) and (ii) the Senior Secured Financing (with the transactions described in preceding clauses (i) and (ii) being herein collectively referred to as the "Financing Transactions" and, together with the Acquisition and the Refinancing, being herein collectively referred to as the "Transaction").

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The principal amount of the Senior Secured Notes will be reduced by the amount of your 8% Notes due 2007 and 2008 which are not retired or defeased as part of the Transaction, provided that in no event will the amount of the Senior Secured Notes be less than $150 million.

        We understand that the Senior Secured Financing shall consist of (i) up to an $850 million term loan facility (the "Term Loan Facility") and (ii) a $700 million revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Credit Facilities"); it being understood that not more than $250 million (plus seasonal working capital requirements) or such greater amount as may be mutually agreed of the proceeds of the Revolving Credit Facility may be utilized to make payments owing to effect the Acquisition or the Refinancing or to pay any fees and expenses incurred in connection with the Transaction. Any commitments under the Term Loan Facility not required to finance the Transaction will terminate on the date of the consummation of the Acquisition (the "Closing Date"). A summary of certain of the terms and conditions of the Revolving Credit Facility and Term Loan Facility is set forth in Exhibit A attached hereto (the "Term Sheet").

        Subject to the terms and conditions set forth herein and in the Term Sheet, (a) DBNY is pleased to confirm (i) its several and not joint commitment to provide 60% of each Credit Facility and (ii) its agreement to act as sole administrative agent (in such capacity, the "Administrative Agent") for a syndicate of lenders who will participate in the Senior Secured Financing (together with DBNY and BSCL, the "Lenders"), (b) BSCL is pleased to confirm its several and not joint commitment to provide 40% of each Credit Facility, (c) DBSI is pleased to confirm its agreement to act as a Joint Lead Arranger and Joint Book Running Manager for the Senior Secured Financing and (d) Bear Stearns is pleased to confirm its agreement to act as a Joint Lead Arranger and Joint Book Running Manager for the Senior Secured Financing. One other institution may also be designated as "Joint Lead Arranger" for each of the Credit Facilities, and one or more other institutions may be designated as "Joint Book Running Manager", "Syndication Agent", "Documentation Agent" or such other titles as may be deemed appropriate or desirable in connection with the syndication of the Senior Secured Financing (each of which shall participate appropriately in the Credit Facilities), DBSI and Bear Stearns, as Joint Lead Arrangers, and any such other Joint Lead Arranger are referred to herein as the "Lead Arrangers". It being understood and agreed that the DBSI name shall appear immediately to the left of Bear Stearns or any other arranger or manager and that the Bear Stearns name shall appear immediately above or immediately to the left of any other arranger or syndication agent (other than DBSI and, except with respect to the Revolving Credit Facility, such other "Joint Lead Arranger" as the Borrower may designate). You have informed us that you may decide to acquire Elk through a tender offer for the common shares of Elk and a subsequent merger. If you decide to proceed with such a tender offer and merger, we have agreed that our commitments herein would be applicable to such transaction with changes to the terms thereof as are customary for such transactions and mutually agreed.

        DBNY and BSCL (collectively, the "Initial Lenders") reserve the right, prior to or after execution of the definitive credit documentation for the Senior Secured Financing (the "Operative Documents") to syndicate all or part of their respective commitments hereunder to one or more other Lenders reasonably acceptable to you that will become party to such definitive credit documentation pursuant to a syndication to be managed by the Lead Arrangers in consultation with you. You agree that, upon delivery to the Lead Arrangers of a commitment letter addressed to the Company for all or a portion of the Senior Secured Financing containing terms not less favorable in any material respect to the Company than the terms hereof by a Lender that you have introduced to the Lead Arrangers as a potential Lender, the Initial Lenders shall be proportionally relieved of their respective obligations hereunder based on their relative commitments hereunder to the extent of such Lender's commitments set forth in such commitment letter. Furthermore, all aspects of the syndication of the Senior Secured Financing, including, without limitation, timing, potential syndicate members to be approached, titles, allocations and division of fees, shall be determined by the Lead Arrangers in consultation with you. You agree to actively assist the Lead Arrangers in forming a syndicate acceptable to the Lead Arrangers and you, including by using your commercially reasonable efforts to ensure that the Lead Arrangers' syndication efforts benefit materially from your existing lending relationships, and to provide the Lead Arrangers and the Lenders, upon reasonable request, with all information reasonably deemed necessary by the Lead Arrangers to complete successfully the syndication, including, but not limited to, (a) to the Lead Arrangers not less than 21 days prior to the funding of the Credit Facilities a confidential information memorandum for the Credit Facilities and (b) projections and other information prepared by you or your affiliates or advisors relating to the Transaction. You also agree (i) to make available your senior management and appropriate representatives to participate in information meetings with ratings agencies identified by Lead Arrangers and potential Lenders, in each case at such times and places as the Lead Arrangers may reasonably request, and (ii) at the request of

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the Lead Arrangers, to assist in the preparation of a version of a confidential information memorandum to be used in connection with the syndication of the Senior Secured Financing, consisting exclusively of information and documentation that is either (i) publicly available with respect to the Borrower, Elk or their respective subsidiaries or (ii) not material with respect to the Borrower and its subsidiaries or any of their respective securities for purposes of United States Federal and state securities laws (all such information and documentation being "Public Information"). Any information and documentation that is not Public Information is referred to herein as "Private Information". You further agree that each document to be disseminated by the Administrative Agent to any Lender in connection with the Credit Facilities will be identified by you as either (i) containing Private Information or (ii) containing solely Public Information. The provisions of the fourth sentence and clause (ii) of the fifth sentence of this paragraph shall remain in full force and effect until the successful syndication of the Senior Secured Financing (as reasonably determined by the Lead Arrangers).

        You represent, warrant and covenant that (i) no written information, other than business and financial projections, budgets, pro forma data and forecasts, that has been or is hereafter furnished by you or on your behalf to the Lead Arrangers, any Lender or any prospective Lender in connection with the Transaction and (ii) no other information given at information meetings for potential syndicate members and supplied or approved by you or on your behalf (such written information and other information being referred to herein collectively as the "Information") taken as a whole contained (or, in the case of Information furnished after the date hereof, will contain), as of the time it was (or hereafter is) furnished, any material misstatement of fact or omitted (or will omit) as of such time to state any material fact necessary to make the statements therein taken as a whole not misleading, in the light of the circumstances under which they were (or hereafter are) made; provided, however, that, with respect to Elk and its subsidiaries, the foregoing representation is limited to your best knowledge. With respect to business and financial projections, budgets, pro forma data and forecasts, if any (collectively, the "Projections"), that have been or will be prepared by you or on your behalf and has been or is hereafter furnished by you or on your behalf to the Lead Arranger, any Lender or any prospective Lender in connection with Transaction, no representation, warranty or covenant is made other than that the Projections have been (and, in the case of Projections furnished after the date hereof, will be) prepared in good faith based on assumptions believed to be reasonable at the time of preparation thereof (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and that no assurance can be given that the Projections will be realized). You agree to supplement the Information and the Projections from time to time until the date of the initial borrowing under the Senior Secured Financing, as appropriate, so that the representations and warranties in the preceding sentence remain correct. You understand that, in syndicating the Senior Secured Financing, the Lead Arranger will use and rely on the Information and the Projections without independent verification thereof.

        The Committing Parities' commitments and other agreements hereunder are subject to (a) there not occurring any condition or circumstance which has had, or would reasonably be expected to have, a Material Adverse Effect (as defined below), (b) the accuracy and completeness in all material respects of the representations that the Company makes to Lead Arrangers and the Lenders pursuant to the immediately preceding paragraph, (c) the Company's compliance with the terms of this Commitment Letter (as defined below), and (d) the Lead Arrangers' reasonable satisfaction that prior to the earlier of (i) four months after the date on which the Operative Documents shall become effective and (ii) a Successful Syndication (as defined in the fee letter agreement dated the date hereof among the parties hereto, the "Fee Letter") there shall be no offering, placement or arrangement by you or on your behalf of any debt securities or bank financing (including refinancings and renewals of debt, but excluding the Senior Secured Notes and any ordinary course financing or refinancing of equipment purchases or leases) and (e) the other conditions referred to in the Term Sheet.

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        "Material Adverse Effect" means any change, circumstance, event or effect since December 31, 2005 in the case of the Company and its Subsidiaries and June 30, 2006 in the case of Elk and its Subsidiaries that is materially adverse to the business, operations, financial condition or results of operations of the Company and its subsidiaries and Elk and its subsidiaries, taken as a whole, provided, however, that none of the following shall be deemed, either alone, or in combination, to constitute a Material Adverse Effect: any change, circumstance, event or effect resulting from or arising out of (a) the public announcement of the Acquisition or the Transaction, (b) general economic conditions, including prevailing interest rates, (c) general conditions in the industry in which the Company and Elk are conducting their business, or (d) any natural disaster or any act of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof unless, in the case of the foregoing clauses (b), (c) and (d), such changes, circumstances, events or effects referred to therein materially disproportionately impact the business conducted by the Company and Elk relative to the industry in which the Company and Elk compete as a whole.

        To induce the Committing Parties to issue this letter (together with the Term Sheet, this "Commitment Letter") and to proceed with the documentation of the Senior Secured Financing, you hereby agree that all fees and expenses (including the reasonable fees and expenses of counsel and consultants) of the Committing Parties and their respective affiliates arising in connection with this Commitment Letter and in connection with the Transaction and other transactions described herein (including in connection with our due diligence and syndication efforts) shall be for your account, whether or not the Transaction is consummated or the Senior Secured Financing is made available or the Operative Documents are executed. You further agree to indemnify and hold harmless the Administrative Agent, each Lead Arranger, and each other agent or co agent (if any) designated by the Committing Parties with respect to the Senior Secured Financing (each, an "Agent"), each Lender (including in any event each Initial Lenders) and their respective affiliates and each director, officer, employee, representative and agent thereof (each, an "Indemnified Person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any Agent, any Lender or any other such Indemnified Person as a result of or arising out of or in any way related to or resulting from the Transaction or this Commitment Letter and, upon demand, to pay and reimburse each Agent, each Lender and each other Indemnified Person for any reasonable legal or other out of pocket expenses paid or incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Agent, any Lender or any other such Indemnified Person is a party to any action or proceeding out of which any such expenses arise); provided, however, that you shall not have to indemnify any Indemnified Person against any loss, claim, damage, expense or liability to the extent same resulted from the gross negligence or willful misconduct of the respective Indemnified Person (as determined in a proceeding of a court of competent jurisdiction). Neither the Committing Parties nor any other Indemnified Person shall be responsible or liable to you or any other person or entity for (x) any determination made by it pursuant to this Commitment Letter in the absence of gross negligence or willful misconduct on the part of such person or entity (as determined in a proceeding of a court of competent jurisdiction), (y) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems or (z) any indirect, special, incidental, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Commitment Letter or the financing contemplated hereby.

        Each Lead Arranger reserves the right to employ the services of its affiliates (including, in the case of DB, Deutsche Bank AG) in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to such Lead Arranger in such manner as such Lead Arranger and its affiliates may agree in their sole discretion. You also agree that the Initial Lenders may at any time and from time to time assign all or any portion of their respective

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commitments hereunder to one or more of their respective affiliates. You further acknowledge that (i) the Committing Parties may share with any of their respective affiliates, and such affiliates may share with the applicable Committing Party, any information related to the Transaction, you and Elk (and your respective subsidiaries and affiliates), or any of the matters contemplated hereby and (ii) The Committing Parties and their respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or Elk may have conflicting interests regarding the transactions described herein and otherwise. Each Committing Party agrees to treat, and cause any such affiliate to treat, all non public information provided to it by you or on your behalf as confidential information in accordance with customary banking industry practices.

        Except as otherwise agreed in writing between us, you agree that this Commitment Letter is for your confidential use only and that, unless the Lead Arrangers have otherwise consented, neither its existence nor the terms hereof will be disclosed by you to any person or entity other than your officers, directors, employees, accountants, attorneys and other advisors, and then only on a "need to know" basis in connection with the transactions contemplated hereby and on a confidential basis. Notwithstanding the foregoing, following your acceptance of the provisions hereof and your return of an executed counterpart of this Commitment Letter and the Fee Letter to us as provided below, (i) you shall be permitted to furnish a copy of this Commitment Letter (but not the Fee Letter) to Elk and its advisors in connection with the proposed Acquisition, (ii) you may make public disclosure of the existence and amount of the commitments hereunder and of the identity of the Administrative Agent and the Lead Arrangers, (iii) you may file a copy of this Commitment Letter (but not the Fee Letter) in any public record in which it is required by law to be filed and (iv) you may make such other public disclosure of the terms and conditions hereof as, and to the extent, you believe in good faith, after consulting with counsel, is required by law or in connection with complying with a court order. If this Commitment Letter is not accepted by you as provided below, please immediately return this Commitment Letter (and any copies hereof) to the undersigned.

        You hereby represent and acknowledge that, to the best of your knowledge, neither the Committing Parties, nor any employees or agents of, or other persons affiliated with, the Committing Parties, have directly or indirectly made or provided any statement (oral or written) to you or to any of your employees or agents, or other persons affiliated with or related to you (or, so far as you are aware, to any other person), as to the potential tax consequences of the Transaction.

        The provisions of the four immediately preceding paragraphs shall survive any termination of this Commitment Letter.

        In order to comply with the USA PATRIOT Act, DB must obtain, verify and record information that sufficiently identifies each entity (or individual) that enters into a business relationship with the Committing Parties. As a result, in addition to your corporate name and address, DB will obtain your corporate tax identification number and certain other information. DB may also request relevant corporate resolutions and other identifying documents.

        This Commitment Letter and the Fee Letter (and your rights and obligations hereunder and thereunder) shall not be assignable by you to any person or entity without the prior written consent of the Committing Parties (and any purported assignment without such consent shall be null and void). This Commitment Letter and the Fee Letter may not be amended or modified, or any provision hereof and thereof waived, except by an instrument in writing signed by you and the Committing Parties. Each of this Commitment Letter and the Fee Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter or the Fee Letter by facsimile (or other electronic) transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. This Commitment Letter and the Fee Letter shall be governed by, and

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construed in accordance with, the law of the State of New York. This Commitment Letter and the Fee Letter set forth the entire agreement among the parties hereto as to the matters set forth herein and supersede all prior communications, written or oral, with respect to the matters herein. Matters that are not covered or made clear herein, in the Term Sheet or in Fee Letter are subject to mutual agreement of the parties hereto. This Commitment Letter and the Fee Letter are intended to be solely for the benefit of the parties hereto and thereto and are not intended to confer any benefits upon, or create any rights in favor of, any person or entity other than the parties hereto or thereto (and indemnified persons) and may not be relied upon by any person or entity other than you. Neither this Commitment Letter nor the Fee Letter are intended to create a fiduciary relationship among the parties hereto or thereto.

        Each of the parties hereto hereby waives any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this Commitment Letter or the Fee Letter. You hereby submit to the non exclusive jurisdiction of the federal and New York state courts located in the county of New York in connection with any dispute related to this Commitment Letter, the Fee Letter or any matter contemplated hereby or thereby.

        The Committing Parties' commitments and other obligations with respect to the Senior Secured Financing as set forth above will terminate on the first to occur of (w) the date the Operative Documents become effective, (x) June 30, 2007, unless on or prior to such date the Transaction has been consummated and the Operative Documents shall have been entered into and the initial borrowings shall have occurred thereunder, (y) if applicable, the date on which a definitive agreement entered into by the Company with Elk is terminated or (z) any time prior to the consummation of the Transaction, the date on which the Company shall have informed the Lead Arrangers that it has decided not to proceed with the Transaction.

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        If you are in agreement with the foregoing, please sign and return to DB the enclosed copy of this Commitment Letter, together with a copy of the enclosed Fee Letter, no later than 5:00 p.m., New York time, on January 15, 2007. Unless this Commitment Letter and the Fee Letter are signed and returned by the time and date provided in the immediately preceding sentence, this Commitment Letter shall terminate at such time and date.

Very truly yours,
DEUTSCHE BANK AG NEW YORK BRANCH
By:	/s/ ALBERT FISCHETTI Name: Albert Fischetti Title: Director
By:	/s/ STEPHEN CAYER Name: Stephen Cayer Title: Director
DEUTSCHE BANK SECURITIES INC.
By:	/s/ KEVIN SHERLOCK Name: Kevin Sherlock Title: Managing Director
By:	/s/ THOMAS COLE Name: Thomas Cole Title: Managing Director

BEAR, STEARNS & CO. INC.
By:	/s/ RICHARD BRAM SMITH Name: Richard Bram Smith Title: Senior Managing Director
BEAR STEARNS CORPORATE LENDING INC.
By:	/s/ RICHARD BRAM SMITH Name: Richard Bram Smith Title: Vice President

Agreed to and Accepted this day of , 2006:
BUILDING MATERIALS CORPORATION OF AMERICA
By:	/s/ JOHN MAITNER Name: John Maitner Title: Vice President and Treasurer

Exhibit A

SUMMARY OF CERTAIN TERMS OF CREDIT FACILITIES

        Unless otherwise defined herein, capitalized terms used herein and defined in the letter agreement to which this Exhibit A is attached (the "Commitment Letter") are used herein as therein defined.

I. Description of Credit Facilities
Borrower:	Building Materials Corporation of America ("BMCA") and certain of its subsidiaries as shall be mutually agreed (collectively the "Borrower").
Total Credit Facilities:	$1,550 million.
Credit Facilities:	1.	Term loan facility in an aggregate principal amount of up to $850 million (the "Term Loan Facility").
	2.	Revolving credit facility in an aggregate principal amount of $700 million (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Credit Facilities").
A. Term Loan Facility
Use of Proceeds:
The loans made pursuant to the Term Loan Facility (the "Term Loans") may only be incurred on the Closing Date and the proceeds thereof shall be utilized solely to finance, in part, the Acquisition and the Refinancing and to pay the fees and expenses incurred in connection with the Transaction.
Maturity:	The final maturity date of the Term Loan Facility shall be 7 years from the Closing Date (the "Term Loan Maturity Date").
Amortizations:
Annual amortization (payable in 4 equal quarterly installments) of the Term Loans shall be required in an amount equal to one percent of the initial aggregate principal amount of the Term Loans with the remaining aggregate principal amount payable on the Term Loan Maturity Date.
Availability:	Term Loans may only be incurred on the Closing Date. No amount of Term Loans once repaid may be reborrowed.

Security:
All amounts owing under the Term Loan Facility (and all obligations under the related Guaranties) will be secured by (x) a first priority perfected security interest in all stock, other equity interests and promissory notes owned by the Borrower and the Guarantors, provided, however, that not more than 65% of the total outstanding voting stock of any "controlled foreign corporation" shall be required to be pledge if the pledging thereof would give rise to material adverse tax consequences to the Borrower (as reasonably determined by the Borrower), and all other tangible and intangible assets (including, without limitation, equipment, contract rights, securities, securities accounts, patents, trademarks, other intellectual property and real estate) owned by the Borrower and the Guarantors, subject (in each case) to the same exceptions as provided under the Loan Documents (as such term is defined in the Amended and Restated Credit Agreement dated as of September 28, 2006, among BMCA, Citigroup USA, Inc., as administrative agent, and the other parties thereto (the "Existing Credit Agreement"; such Loan Documents, the "Existing Loan Documents") and additional exceptions as may be mutually agreed, but excluding the collateral for the Revolving Credit Facility and (y) a second priority perfected security interest in the collateral for the Revolving Credit Facility.

All documentation evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance the same as provided under the Existing Loan Documents, with the same exceptions as provided by the Existing Loan Documents and such additional exceptions as may be mutually agreed.
The collateral granted as security for the Term Loan Facility will secure equally and ratably the 2014 Notes.
Covenants:
(i) Substantially the same covenants as in the Existing Credit Agreement and (ii) as long as any obligations under the Term Loan Facility shall be outstanding, (x) a maximum total leverage ratio (i.e., funded indebtedness to adjusted EBITDA (to be defined in a manner as may be mutually agreed) on a pro forma basis after giving effect to the Transaction, (y) a minimum interest coverage ratio (i.e., adjusted EBITDA to all interest and other fees and expenses treated as interest under GAAP) on a pro forma basis after giving effect to the Transaction, and (z) a maximum capital expenditure limitation, in each case of (x), (y) and (z) at levels as may be mutually agreed with at least 25% cushion from the Borrower's projections, and in each case of (i) and (ii) above, such exceptions and baskets as are customary for term loan financings as may be mutually agreed and, where applicable, substantially the same as those in the Existing Credit Agreement and additional exceptions and increased baskets as may be mutually agreed.

B. Revolving Credit Facility
Use of Proceeds:
The proceeds of loans under the Revolving Credit Facility (the "Revolving Loans") shall be utilized for working capital, capital expenditures and general corporate purposes, provided that not more than $250 million (plus seasonal working capital requirements) or such greater amount as may be mutually agreed of the proceeds of the Revolving Credit Facility may be utilized to pay amounts owing to effect the Acquisition or the Refinancing or to pay any fees and expenses incurred in connection with the Transaction
Maturity:	The final maturity date of the Revolving Credit Facility shall be 5 years from the Closing Date (the "Revolving Loan Maturity Date").
Availability:
Revolving Loans may be borrowed, repaid and reborrowed on and after the Closing Date and prior to the Revolving Loan Maturity Date in accordance with the terms of the Operative Documents (which terms will be substantially the same as the terms of the Existing Credit Agreement).
Letters of Credit:
Up to $150 million of the Revolving Credit Facility will be available for the issuance of stand by and trade letters of credit ("Letters of Credit") to support obligations of the Borrower and its subsidiaries on terms substantially the same as those contained in the Existing Credit Agreement. Maturities for Letters of Credit will not exceed twelve months in the case of standby Letters of Credit or 180 days in the case of trade Letters of Credit, renewable annually thereafter in the case of standby Letters or Credit and, in any event, shall not extend beyond the 30th business day prior to the Revolving Loan Maturity Date unless cash collateralized
Borrowing Base:
Substantially the same as under the Existing Credit Agreement with respect to Eligible Receivables, Eligible Inventory and Eligible Precious Metals (each such term as defined in the Existing Credit Agreement), provided, however, that any Eligible Receivables, Eligible Inventory and Eligible Precious Metals of Elk and its subsidiaries shall be included in the Borrowing Base only after the Lead Arrangers shall have received a reasonably satisfactory field examination and inventory appraisal with respect to such assets.
Security:
All amounts owing under the Revolving Credit Facility and (if applicable) the secured hedging agreements and cash management liabilities (and obligations under the related Guaranties) will be secured by (x) a first priority perfected security interest in all deposit accounts, inventory, platinum and rhodium, receivables and any other current assets and proceeds thereof of the Borrower and the Guarantors.

All documentation evidencing the security required pursuant to the immediately preceding paragraph shall be in substantially the same form and substance as provided under the Existing Loan Documents, with the same exceptions as provided by the Existing Loan Documents and such additional exceptions as may be mutually agreed.
Optional Commitment Reductions:	Same as provided in the Existing Credit Agreement.
Cash Dominion:
A person to be appointed as the collateral agent for the secured parties will be granted cash dominion only if Available Liquidity (as defined in the Existing Credit Agreement) is below 10% of the Revolving Credit Facility or during the continuance of an Event of Default (to be defined in a manner consistent with such definition in the Existing Credit Agreement).
Commitment Fee:
A commitment fee, at a per annum rate of 0.30%, on the daily undrawn portion of the commitments of each Lender under the Revolving Credit Facility, will commence accruing on the Closing Date and will be payable quarterly in arrears, and will be subject to a leverage-based or utilization-based pricing grid.
Letter of Credit Fees:
A letter of credit fee equal to the Applicable Margin for Revolving Loans maintained as Eurodollar Loans on the outstanding stated amount of Letters of Credit (the "Letter of Credit Fee") to be shared proportionately by the Lenders under the Revolving Credit Facility in accordance with their participation in the respective Letter of Credit, and a facing fee of 1/4 of 1% per annum (but in no event less than $500 per annum for each Letter of Credit) (the "Facing Fee") to be paid to the issuer of each Letter of Credit for its own account, in each case calculated on the aggregate stated amount of all Letters of Credit for the stated duration thereof. Letter of Credit Fees and Facing Fees shall be payable quarterly in arrears. In addition, the issuer of a Letter of Credit will be paid its customary administrative charges in connection with Letters of Credit issued by it.
Covenants:
Substantially the same covenants as in the Existing Credit Agreement (with substantially the same exceptions and baskets as in the Existing Credit Agreement and additional exceptions and increased baskets as may be mutually agreed), including, without limitation, a minimum interest coverage ratio and a maximum capital expenditure limitation, in each case applicable only if Available Liquidity is below a level as may be mutually agreed.
II. Terms Applicable to All Credit Facilities
Administrative Agent:	DBNY (in such capacity, the "Administrative Agent").
Joint Lead Arrangers and Joint Book Running Managers:	DBSI, Bear Stearns and any such other institution designated as such (in such capacity, the "Lead Arrangers").

Lenders:	DBNY, BSCL and/or a syndicate of lenders arranged by the Lead Arrangers (the "Lenders").
Guaranties:
Each direct and indirect non-borrower domestic subsidiary of BMCA (each, a "Guarantor" and, collectively, the "Guarantors") shall be required to provide an unconditional guaranty of all amounts owing under the Senior Secured Financing (the "Guaranties"). Such Guaranties shall be in substantially the same form and substance as provided by the Existing Loan Documents.
Intercreditor Agreement:
The Administrative Agent for each of the Term Loan Facility and the Revolving Credit Facility will enter into an Intercreditor Agreement to reflect the relative priority of the security interests in the collateral and the related creditor's rights. The intercreditor agreement will contain, among other things, customary agreements between the holders of the obligations under the Revolving Credit Facility, the Term Loan Facility and the 2014 Notes with respect to (a) the subordination of liens, (b) rights to control the enforcement of remedies with respect to the respective collateral, including standstill periods and release of collateral, (c) the agreement to hold in trust and turn over to the creditors holding a senior lien in the respective collateral any proceeds received from such collateral and (d) agreement not to oppose certain uses of cash collateral or DIP financings.
Incremental Facility:
The Borrower shall be entitled, on one or more occasions, to obtain additional commitments to make and incur loans under the Term Loan Facility or the Revolving Credit Facility in an aggregate principal amount of up to $250 million, subject to substantially the same terms and conditions as provided in the Existing Credit Agreement.
Voluntary Prepayments:	Substantially the same as in the Existing Credit Agreement
Mandatory Repayments and Commitment Reductions:
Mandatory repayments of Term Loans shall be required from (a) 100% of the proceeds (net of taxes and costs and expenses in connection with the sale) from non-ordinary-course sales of assets which constitute collateral which is subject to a first lien to secure the Term Loans (other than certain assets as may be mutually agreed and subject to reinvestment exceptions as may be mutually agreed), (b) 100% of the net proceeds from issuances of debt (with customary and additional exceptions as may be mutually agreed, including in any event of any refinancing of any bridge financing in respect of the Senior Secured Notes with an issuance of permanent Senior Secured Notes), and (c) 100% of the net proceeds from insurance recovery and condemnation events of the Borrower and its subsidiaries (subject to certain reinvestment rights as may be mutually agreed).

All mandatory repayments of Term Loans shall apply to reduce future scheduled amortization payments of the Term Loans being repaid pro rata based upon the then remaining amounts of such payments. To the extent the amount of any mandatory repayment which would otherwise be required as provided above exceeds the aggregate principal amount of Term Loans then outstanding, such excess shall apply to repay advances (but not reduce the commitment) under the Revolving Credit Facility. In addition, (i) if at any time the outstandings pursuant to the Revolving Credit Facility (including Letter of Credit outstandings) exceed the lesser of (x) aggregate commitments with respect thereto or (y) the Borrowing Base, prepayments of Revolving Loans (and/or the cash collateralization of Letters of Credit) shall be required in an amount equal to such excess, (ii) upon the occurrence of a Change of Control (which definition will be substantially the same as that in the Existing Credit Agreement), all commitments under the Revolving Credit Facility shall terminate and all outstanding Loans shall become due and payable, (iii) after giving effect to the consummation of the Transaction on the Closing Date, all unutilized commitments under the Term Loan Facility (if any) shall be terminated in their entirety, and (iv) 100% of proceeds (net of taxes and costs and expenses in connection with the sale) from non-ordinary-course sales of assets which constitute collateral which is subject to a first lien to secure the Revolving Loans shall be applied to repay advances (but not reduce the commitment) under the Revolving Credit Facility.
Interest Rates:
At the Borrower's option, Loans may be maintained from time to time as (x) Base Rate Loans, which shall bear interest at the Base Rate in effect from time to time plus the Applicable Margin (as defined below) or (y) Eurodollar Loans, which shall bear interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period plus the Applicable Margin, provided, however, that until the earlier to occur of (i) the 60th day following the Closing Date or (ii) the date upon which the Lead Arrangers shall determine in its sole discretion that the primary syndication of the Credit Facilities has been completed, Eurodollar Loans shall not be permitted to be incurred/Eurodollar Loans shall be restricted to a single one month interest period at all times, with the first such interest period to begin not sooner than 3 business days (nor later than 5 business days) after the Closing Date and with any subsequent interest periods to begin on the last day of the prior one month interest period theretofore in effect.

"Applicable Margin" shall mean a percentage per annum equal to (w) in the case of Term Loans (A) maintained as Base Rate Loans, 1.75%, and (B) maintained as Eurodollar Loans, 2.75%; and (x) in the case of Revolving Loans (A) maintained as Base Rate Loans, 0.50%, and (B) maintained as Eurodollar Loans, 1.50%; provided, however, that the Applicable Margin for Revolving Loans shall be subject to a leverage based pricing grid.

"Base Rate" shall mean the higher of (x) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time, and (y) 1/2 of 1% in excess of the overnight federal funds rate.

Interest periods of 1, 2, 3 and 6 months or, to the extent agreed to by all respective Lenders with commitments and/or Loans under a given tranche of the Credit Facilities, 9 or 12 months, shall be available in the case of Eurodollar Loans.

The Credit Facilities shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, reserves, funding losses, illegality and withholding taxes. The Borrower shall have the right to replace any Lender that (i) charges a material amount in excess of that being charged by the other respective Lenders with respect to contingencies described in the immediately preceding sentence or (ii) refuses to consent to certain amendments or waivers of the respective Senior Secured Financing which expressly require the consent of such Lender and which have been approved by the respective Required Lenders.

Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All interest on Base Rate Loans, Eurodollar Loans and commitment fees and any other fees shall be based on a 360 day year and actual days elapsed (or, in the case of Base Rate Loans determined by reference to the prime lending rate, a 365/366 day year and actual days elapsed).
Default Interest:
Overdue principal, interest and other amounts shall bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans of the respective tranche under the Senior Secured Financing from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.
Agent/Lender Fees:	The Administrative Agent, the Lead Arrangers and the Lenders shall receive such fees as have been separately agreed upon.

Assignments and Participations:
The Borrower may not assign its rights or obligations under the Senior Secured Financing. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Secured Financing, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to such limitations as may be established by the Administrative Agent (including (i) a minimum assignment amount as may be mutually agreed (or, if less, the entire amount of such assignor's commitments and outstanding Loans at such time), (ii) an assignment fee in the amount of $3,500 to be paid by the respective assignor or assignee to the Administrative Agent and (iii) the receipt of the consent of the Administrative Agent (not to be unreasonably withheld or delayed)). The Senior Secured Financing shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Secured Financing and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment. Except during the continuance of a Default, the consent of the Borrower will be required for an assignment, which consent will not be unreasonably withheld.
Waivers and Amendments:
Amendments and waivers of the provisions of the loan documentation will require the approval of Lenders holding commitments and/or outstandings (as appropriate) representing more than 50% of the aggregate commitments and outstandings under the Term Loan Facility or the Revolving Credit Facility, as the case may be (the "Required Lenders"), except that (a) the consent of each Lender affected thereby will be required with respect to (i) increases in commitment amounts, (ii) reductions of principal, interest or fees and (iii) extensions of final scheduled maturities or times for payment of interest or fees, (b) the consent of all of the Lenders shall be required with respect to releases of all or substantially all of the collateral, and (c) the approval of Lenders holding commitments representing more than 66?% of the aggregate commitments under the Revolving Credit Facility will be required with respect to any changes to the Borrowing Base (or the definitions therein) which would result in an increase in availability thereunder; provided, however, that if any of the matters described in clause (a) or (b) above is agreed to by the Required Lenders, the Borrower shall have the right to either (x) substitute any non consenting Lender by having its Loans and commitments assigned, at par, to one or more other institutions, subject to the assignment provisions described above, or (y) with the consent of the Required Lenders, terminate the commitment of any non consenting Lender, subject to repayment in full of all obligations of the Borrower owed to such Lender relating to the Loans and participations held by such Lender.

Documentation; Governing Law:
The Lenders' commitments for the Senior Secured Financing will be subject to the negotiation, execution and delivery of definitive financing agreements (and related security documentation, guaranties, etc.) consistent with the terms of this Term Sheet, in each case prepared by Shearman & Sterling LLP as counsel to the Administrative Agent, and satisfactory to the Administrative Agent and the Lenders (including, without limitation, as to the terms, conditions, representations, covenants and events of default contained therein); provided, however, that except as expressly provided herein, such definitive financing agreements will be in substantially the same form and substance as the Existing Loan Documents. All documentation shall be governed by the internal law of the State of New York (except security documentation that should be governed by local law).
Conditions Precedent:
To the Initial Loans:
1.
The structure and all terms of, and the documentation for the Refinancing and the Credit Facilities shall be reasonably satisfactory in form and substance to Lead Arrangers and the respective Required Lenders (including, in the case of the Senior Secured Notes, amortization, maturity, interest rate, covenants, defaults, remedies, sinking fund provisions, guaranties and lien subordination provisions except to the extent substantially the same as the comparable terms contained in the indenture governing the 2014 Notes), and such documentation shall be in full force and effect. Except for the funding of the Credit Facilities, each component of the Transaction shall have been consummated (or will be concurrently consummated) in all material respects in accordance with the documentation therefor and all applicable law.
2.
All obligations of the Borrower and its subsidiaries with respect to the indebtedness being refinanced pursuant to the Refinancing shall have been paid in full, and all commitments, security interests and guaranties in connection therewith shall have been terminated and released, all to the reasonable satisfaction of the Lead Arrangers. The Lead Arrangers shall be reasonably satisfied with the documentation for the tender offer and consent solicitation with respect to the Borrower's 8% Notes due 2007 and 2008 and not less than the majority of each issue of such Notes shall be tendered in connection therewith (or the covenants under the indenture governing such notes shall be defeased).

3.
The Borrower shall have received gross cash proceeds of at least $275 million (calculated before underwriting fees) for the issuance of the Senior Secured Notes (or the Bridge Loans) and shall have used all such cash proceeds to make payments owing in connection with the Transaction before utilizing any proceeds of Loans for such purpose. The cash proceeds received from the issuance of the Senior Secured Notes (or the Bridge Loans), when added to the aggregate principal amount of Term Loans and not more than $250 million (plus seasonal working capital requirements) or such greater amount as may be mutually agreed of Revolving Loans incurred on the Closing Date, shall be sufficient together with the Borrower's cash on hand to effect the Acquisition and the Refinancing and to pay all of the fees and expenses incurred in connection with the Transaction.
4.
After giving effect to the consummation of the Transaction, the Borrower and its subsidiaries shall have no outstanding indebtedness or material contingent liabilities, except for indebtedness incurred pursuant to the (i) Senior Secured Notes (or the Bridge Loans), (ii) the Senior Secured Financing, (iii) the 2014 Notes, (iv) such other existing indebtedness and contingent liabilities permitted under the Existing Credit Agreement and (v) such additional indebtedness and contingent liabilities as shall be permitted by the Operative Documents (the "Existing Indebtedness").
5.
After giving effect to the Transaction, the financings incurred in connection therewith and the other transactions contemplated hereby, there shall be no conflict with, or default under, any material agreement of the Borrower and its subsidiaries (including any such agreements (i) acquired pursuant to the Acquisition, (ii) entered into pursuant to the Transaction and (iii) in respect of Existing Indebtedness), subject to exceptions as may be mutually agreed.
6.
All necessary governmental and judicial (domestic and foreign) and material third party approvals, filings, notices, final orders and/or consents in connection with the Transaction, the transactions contemplated by the Credit Facilities and otherwise referred to herein shall have been obtained, given or made and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority which, in the reasonable judgment of the Lead Arrangers, prevents, or imposes materially adverse conditions upon, the consummation of the Transaction or the transactions contemplated by the Credit Facilities. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the Transaction or the transactions contemplated by the Credit Facilities.

7.	There not occurring any condition or circumstance which has had, or could reasonably be expected to have a Material Adverse Effect.
8.
No litigation by any entity (private or governmental) shall be pending with respect to the Credit Facilities or any documentation executed in connection therewith, or with respect to the Transaction, in each case, which litigation could reasonably be expected to have, a Material Adverse Effect.
9.
All Loans and all other financings to the Borrower (and all guaranties thereof and security therefor), as well as the Transaction and the consummation thereof, shall be in compliance with all applicable requirements of law, including Regulations T, U and X of the Federal Reserve Board (the "Margin Regulations").
10.
All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby, payable to the Lead Arrangers and the Lenders or otherwise payable in respect of the Transaction shall have been paid to the extent due.
11.
The Guaranties and Security Agreements and other documentation required hereunder shall have been executed and delivered and the respective Lenders shall have perfected security interest in all assets of the Borrower and the Guarantors as and to the extent required above.
12.
The respective Lenders shall have received (x) legal opinions from counsel (including, without limitation, New York counsel) covering matters acceptable to the Administrative Agent (including, without limitation, (I) a no conflicts opinion as to Existing Indebtedness (if any), the indenture governing the Senior Secured Notes and any other material contracts of the Borrower or any of its subsidiaries and (II) compliance with the Margin Regulations) and (y) a solvency certificate, in the same form and substance as provided under the Existing Credit Agreement, from the chief financial officer of the Borrower.
13.
The Company shall have filed its financial reports with the Securities and Exchange Commission in accordance with the requirements applicable to it under the Securities Exchange Act of 1934 and shall have provided the Lead Arrangers with financial information with respect to Elk and its subsidiaries available to it.

14.
The Lead Arrangers and the Lenders shall have received and be reasonably satisfied with, (i) pro forma consolidated financial statements of the Borrower and its subsidiaries (including Elk and its subsidiaries, provided, however, that in the case of Elk and its subsidiaries, such pro forma information will be based on the publicly available information of Elk and its subsidiaries) meeting the requirements of Regulation S X for registration statements (as if such a registration statement for a debt issuance of the Borrower became effective on the Closing Date) on Form S 1, and (ii) detailed projected consolidated financial statements of the Borrower and its subsidiaries (including Elk and its subsidiaries, provided, however, that in the case of Elk and its subsidiaries such projections will be based on the publicly available information of Elk and its subsidiaries) for the seven fiscal years ended after the Closing Date, which projections shall (x) reflect the forecasted consolidated financial condition of the Borrower and its subsidiaries after giving effect to the Transaction and the related financing thereof, and (y) be prepared and approved by the Borrower.
15.
The respective Lenders shall have received evidence of insurance maintained by the Borrower and its respective subsidiaries as required under the Existing Credit Agreement, and the Administrative Agent shall be named as an additional insured and loss payee.
16.
Prior to the Closing Date, the Senior Secured Financing shall have obtained ratings (of any level) from Standard & Poor's Ratings Services and Moody's Investor's Services, Inc., which ratings shall be in effect on the Closing Date.
To All Loans and Letters of Credit:
1.
All representations and warranties shall be true and correct in all material respects on and as of the date of each borrowing of a Loan and each issuance of a Letter of Credit (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct in all material respects as of the respective date or for the respective period, as the case may be), before and after giving effect to such borrowing or issuance and to the application of the proceeds therefrom, as though made on and as of such date.
2.
No Default under the Credit Facilities or event which with the giving of notice or lapse of time or both would be a Default under the Credit Facilities, shall have occurred and be continuing, or would result from any borrowing of a Loan or issuance of a Letter of Credit.
Representations and Warranties:	Substantially the same as in the Existing Loan Documents.
Events of Default:	Substantially the same as in the Existing Loan Documents.
Indemnification:	Substantially the same as in the Existing Loan Documents.